Sequester®

Sequester® in CO_2 Sequestration and Climate Change Mitigation

Carbon dioxide is one of several GHG's (green house gases) primarily responsible for global warming and the world is on a fast track to mitigate these effects. *Cyanobacteria (active ingredient in Sequester®)* is receiving increased interest in alleviating the influence of rising CO2 concentrations in our atmosphere (Kumar et al. 2011).

Being photosynthetic, cyanobacteria contribute to a large share of the total photosynthetic conversion of solar energy and assimilation of CO2. The CO2 fixation rate in cyanobacteria is about 10 – 15 times faster than terrestrial plants. Thus the use of biological agents is considered one of the effective approaches to reduce the concentration of atmospheric CO2, and thereby, to help in mitigation of possible global warming (Chisti 2007).

Sequester® delivers several strains of cyanobacteria to soil which enhance the soils ability to take up CO2 through photosynthesis and calcification. In addition, to promote the restoration of soil health and microbial function that promotes humification of atmospheric carbon through the liquid carbon pathway, where plants convert CO2 into plant sugars that are released into the soil to attract microbial interactions that perform a humification process that leaves carbon in a stable form in the soil and sequestered from the atmosphere.

All lands that are growing plants (forests, crop land, pastureland, etc) are capable of sequestering significant volumes of CO2 from the atmosphere with the adoption of regenerative practices. Sequester® drives the restoration of soil function and health so these regenerative processes can sequester significant volumes, in the form of metric tons per acre, of CO2 annually.

Everyone, including residential, garden, small farm owners can sequester significant volumes of CO2 from the atmosphere. So, do your part and use Sequester® to transition to regenerative practices and help reverse climate change.

You will not only mitigate CO2 emissions, but return your soils back as a sustainable resource to serve you and family for many, many, generations using less water, fertilizers and managing salinity.

The Sequester® Team!

BiodelAG